Exhibit 19.1

TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

Mueller’s net income in the second quarter of 2010 was $15.6 million, or 41 cents per diluted share.  This compares with net income of $6.0 million, or 16 cents per diluted share, for the same period of 2009.  Net sales for the second quarter of 2010 were $540.4 million compared with $367.8 million in 2009.  For the first half of 2010, net income was $49.5 million, or $1.31 per diluted share, on net sales of $1.03 billion.  This compares with net income of $3.5 million, or 9 cents per diluted share, on net sales of $694.4 million for the first half of 2009.

Net sales of the Company’s core product lines increased substantially due to the higher market values of copper and brass, the Company’s principal raw materials, which are largely passed through to customers.  In the second quarter of 2010, the Comex average price of copper was 48 percent higher than in the second quarter of 2009.

Our financial condition remains strong.  We ended the quarter with $397.2 million in cash equal to $10.53 per share.  Total stockholders’ equity was $755.4 million which equates to a book value of $20.03 per share.  Our current ratio remains solid at 4.0 to 1, and our financial leverage is conservative with a debt to total capitalization ratio of 20.3 percent.

Regarding the business outlook, uncertainty seems to be the underlying theme.  Looming foreclosures, weak jobs reports, an environment of higher taxes, and rising federal deficits are causing widespread anxiety.  However, we believe Mueller’s financial strength and industry leadership positions us to pursue opportunities as they arise.

Very Truly Yours,

/S/ Harvey L. Karp	/S/ Gregory L. Christopher
Harvey L. Karp	Gregory L. Christopher
Chairman of the Board	Chief Executive Officer

July 20, 2010

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For the Quarter Ended		For the Six Months Ended
	June 26, 2010	June 27, 2009	June 26, 2010	June 27, 2009
	(In thousands, except per share data)

Net sales	$540,388	$367,800	$1,025,656	$694,358

Cost of goods sold	466,645	313,353	879,693	600,736
Depreciation and amortization	10,090	10,355	20,438	20,835
Selling, general, and administrative expense	33,468	30,316	70,791	61,474
Insurance settlement	1,210	—	(21,296)	—

Operating income	28,975	13,776	76,030	11,313

Interest expense	(2,964)	(2,482)	(5,496)	(5,118)
Other (expense) income, net	(2,518)	385	(2,378)	1,012

Income before income taxes	23,493	11,679	68,156	7,207

Income tax expense	(7,456)	(5,512)	(17,320)	(3,550)

Consolidated net income	16,037	6,167	50,836	3,657

Less net income attributable to noncontrolling interest	(479)	(139)	(1,320)	(121)

Net income attributable to Mueller Industries, Inc.	$15,558	$6,028	$49,516	$3,536

Weighted average shares for basic earnings per share	37,674	37,143	37,631	37,143
Effect of dilutive stock options	43	120	69	97

Adjusted weighted average shares for diluted earnings per share	37,717	37,263	37,700	37,240

Basic earnings per share	$0.41	$0.16	$1.32	$0.10

Diluted earnings per share	$0.41	$0.16	$1.31	$0.09

Dividends per share	$0.10	$0.10	$0.20	$0.20

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 26,	December 26,		June 26,	December 26,
	2010	2009		2010	2009
	(In thousands)			(In thousands)
ASSETS			LIABILITIES AND STOCKHOLDERS' EQUITY
Cash and cash equivalents	$397,155	$346,001	Current portion of long-term debt	$40,765	$24,325
Accounts receivable, net	286,578	228,739	Accounts payable	98,336	73,837
Inventories	185,054	191,262	Other current liabilities	86,453	85,208
Other current assets	35,181	42,841

Total current assets	903,968	808,843	Total current liabilities	225,554	183,370

			Long-term debt	158,226	158,226
			Pension and postretirement liabilities	43,082	44,320
			Environmental reserves	25,630	23,268
Property, plant, and equipment, net	237,743	250,395	Deferred income taxes	28,364	31,128
Other assets	122,491	120,903	Other noncurrent liabilities	860	887

			Total liabilities	481,716	441,199

			Stockholders' equity	755,436	713,167
			Noncontrolling interest	27,050	25,775

			Total equity	782,486	738,942

	$1,264,202	$1,180,141		$1,264,202	$1,180,141

    Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company’s SEC filings.  These filings are available through our website at www.muellerindustries.com.